Exhibit 1

FOR IMMEDIATE RELEASE

Obsidian Finance Group and The Campbell Group Commence Consent Solicitation to Hold a Special Meeting of Longview Fibre Shareholders

PORTLAND, OREGON – June 1, 2006 – Obsidian Finance Group, LLC, a private equity firm, together with The Campbell Group, LLC, a timber investment management company, today announced that they have filed a definitive solicitation statement with the Securities and Exchange Commission (“SEC”) for the purpose of soliciting shareholder support to call a special meeting of Longview Fibre Company’s (NYSE: LFB) shareholders.

The special meeting would provide Longview shareholders a forum to communicate their interest in having Longview’s board of directors engage in direct discussions with Obsidian and Campbell regarding their proposal to acquire Longview Fibre for $26 per share in cash. This proposal represents a 36% premium to the 20-day moving average closing price of the Common Stock on March 3, 2006, the last full trading day prior to the date the proposal was announced. Under Longview’s bylaws and Washington law, the Company is required to hold a special shareholder meeting upon receipt of demands from shareholders representing at least 10 percent of the Company’s outstanding shares. Shareholders of record of Longview’s common stock on May 4, 2006 will be entitled to join with Obsidian and Campbell in demanding the special meeting.

If the meeting is held, shareholders will also be able to consider and vote upon a Strategic Alternative Proposal by which shareholders would express to Longview and its Board of Directors that Longview’s new operating plan provides neither more certain nor greater shareholder value than would be available if the Company negotiated and consummated a sale to Obsidian and Campbell. Shareholders will be able to request that Longview’s Board of Directors and its management meet with Obsidian and Campbell (and any other potential acquirers) to discuss their proposal(s), allow Obsidian and Campbell (and other potential acquirers) to conduct the necessary confirmatory due diligence in connection with their proposal(s) and take other actions necessary to permit the shareholders to consider a sale of the Company.

Obsidian and Campbell will also ask Longview shareholders to consider and vote upon a Board Declassification Proposal that would request that the Board take necessary action to eliminate its classified structure, under which less than half of Longview’s directors come up for election each year.

Obsidian senior principal David Brown said, “Since we initially conveyed our interest in acquiring Longview five months ago, Longview has been unwilling to meet with us directly. Several of Longview’s largest shareholders have expressed their continued interest in our proposal and informed us that they prefer it to management’s new and – in our view, risky –operating plan.”

Brown continued, “We believe that a special meeting will present shareholders with a much-needed opportunity to directly communicate their strong support for having the Longview board seriously pursue our proposal, especially in light of shareholder questions concerning management’s new, untested operating plan.”

“As we have demonstrated many times, our proposal is supported by a straightforward financing package, comprised of more than 85% committed equity capital and of which less than 15% would be financed by debt (which is supported by a ‘highly confident’ letter from JPMorgan). In fact, we believe the only open item required to secure committed debt financing is access to information about the Company, which we requested months ago.”

Commenting on the proposal that Longview eliminate its classified board structure, Brown added, “It is our belief that if all Board members were elected annually, the Board would be more accountable – and therefore more responsive – to the concerns of its shareholders.”

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About Obsidian Finance Group

Obsidian Finance Group, LLC, is a private equity group bringing a multi-disciplinary approach to finding and creating value through solving difficult and complex financial problems. Obsidian typically brings capital as well as creativity in the search for the optimal solution. For more information on Obsidian, please go to www.obsidianfinance.com.

About the Campbell Group

The Campbell Group, LLC, is a vertically integrated, full-service timberland investment advisory firm founded in 1981 to acquire and manage timberland for investors. The Campbell Group is one of the largest timber investment managers in the world with more than $2 billion of equity commitments available for additional timberland investments. More information is available at www.campbellgroup.com.

Media Contacts:
Drew Brown/Lesley Bogdanow Citigate Sard Verbinnen 212-687-8080	Kelly O’Brien Hubbell Communications 503-796-3013

Investor Contacts:
Daniel Burch/ Lawrence Dennedy MacKenzie Partners, Inc. 212-929-5500